Exhibit 5.20

Letter of Consent

I, Jiang Meiying (ID card No.: ***), is the lawful spouse of Hu Wei. I hereby unconditionally and irrevocably consent to the following documents (hereinafter referred to as “Transaction Documents”) executed by Hu Wei on May 26, 2023, and agree to dispose of, in accordance with the provisions of the transaction documents, the shares held by and registered under the name of Hu Wei in Beijing Hongdian Fund Distributor Co., Ltd. (hereinafter referred to as the “Chinese Company”):

（1）The Share Pledge Agreement executed with Aixin Times (Beijing) Enterprise Management Co., Ltd. (hereinafter referred to as “WFOE”), the Chinese Company, and all shareholders of the Chinese Company;

（2）The Exclusive Option Agreement executed with WFOE, the Chinese Company, and all shareholders of the Chinese Company; and

（3）The Power of Attorney executed with WFOE.

I confirm that, I have no rights and interests in the shares of the Chinese Company, and undertake not to raise any claim with respect to the shares of the Chinese Company. I further confirm that, the performance of the Transaction Documents and further modification or termination of the Transaction Documents by Hu Wei are not subject to my separate authorization or consent.

I undertake to sign all necessary documents and take all necessary actions to ensure the proper performance of the Transaction Documents (as amended from time to time).

I agree and undertake that, if I obtain any shares in the Chinese Company for any reasons, I shall be subject to the Transaction Documents (as amended from time to time), and shall abide by the obligations under the Transaction Documents (as amended from time to time) as a shareholder of the Chinese Company; for this purpose, at the request of WFOE, I shall sign a series of written documents substantially identical to the Transaction Documents (as amended from time to time) in form and in essence.

I further confirm, undertake, and warrant that, under any circumstances, including but not limited to divorce between my spouse and I, my spouse has the right to solely dispose of the shares that my spouse holds in the Chinese Company and corresponding assets, and I will not conduct any act that may affect or hinder my spouse from performing the obligations under the Transaction Documents.

The execution, validity, construction, performance, amendment, and termination of this Letter of Consent and the resolution of disputes hereunder shall be governed by the laws of China. In the event of any dispute arising from the construction and performance of this Letter of Consent, the parties to this Letter of Consent shall first resolve such dispute through friendly negotiation. If the dispute remains unsolved within thirty (30) days after a Party sends a written notice to the other Party, requiring the negotiation to solve the dispute, either Party may submit the relevant dispute to China International Economic and Trade Arbitration Commission for solution by the Commission in accordance with its arbitration rules. The arbitration shall be conducted in Beijing, and the language to be used shall be Chinese. The arbitration award shall be final, and be binding on the Parties.

Signature: /s/ Jiang Meiying

Name: Jiang Meiying

Date: May 26, 2023